Filed by Breeze Holdings Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934,

as amended

Subject Company: Breeze Holdings Acquisition Corp.

(Commission File No. 001- 39718)

Date: December 21, 2022

FOR IMMEDIATE RELEASE

True Velocity Announces Strategic Partnership
with Bass Pro Shops, Cabela’s

Partnership to bring True Velocity ammunition
to Bass Pro Shops and Cabela’s retail stores nationwide

GARLAND, Texas (December 21, 2022) – Texas-based ammunition manufacturer True Velocity announced a multi-year, strategic partnership with industry-leading outdoor retailer Bass Pro Shops. The partnership will bring True Velocity’s line of advanced composite-cased ammunition to more than 125 Bass Pro Shops Outdoor World and Cabela’s retail locations across the United States, and it will leverage co-branded marketing efforts to promote an online subscription service enabling customers to order ammunition directly to their doorstep at a discount off retail prices.

True Velocity announced the partnership during an hour-long interview with Fox News host Tucker Carlson that is currently airing on Fox Nation. A portion of the interview also aired on Tucker Carlson Tonight on Fox News on September 15, 2022.

“We’re honored and excited to have partnered with Bass Pro Shops founder Johnny Morris and his team at Bass Pro Shops and Cabela’s,” said True Velocity Chief Executive Officer and Chairman Kevin Boscamp. “Johnny Morris is one of the greatest visionaries in the history of American business. For him to recognize True Velocity as the future of ammunition is extremely humbling. Together, we’ll take the American manufacturing, distribution and sale of ammunition into the 21st Century.”

True Velocity and Bass Pro Shops are currently working in conjunction to introduce specialized point-of-purchase displays featuring True Velocity’s line of products in retail stores across the country, as well as to prepare for the launch of an unprecedented ammunition subscription service. Customers will be able to access the subscription program in Bass Pro Shops and Cabela’s retail locations, as well as online at the Bass Pro Shops, Cabela’s and True Velocity websites (see below).

In addition to the direct sale of ammunition via retail locations and subscriptions, the partnership between True Velocity and Bass Pro Shops is also focused on expanding resources to support Bass Pro Shops’ conservation efforts. A portion of every dollar generated from the sale of True Velocity ammunition through Bass Pro Shops and Cabela’s will be allocated to the Johnny Morris Conservation Foundation to support wildlife and habitat conservation efforts, introduce new audiences to the outdoors and advocate for sportsmen’s rights.

“We are excited to announce this new innovative partnership with True Velocity and have true American ammunition being made before our customers’ eyes,” said noted conservationist and Bass Pro founder Johnny Morris. “True Velocity’s culture of relentless innovation is a tailor-made fit with our company’s commitment of service and value to our loyal and passionate customers.”

True Velocity’s composite-cased ammunition offers extensive advantages over traditional brass-cased ammunition, including extreme dimensional consistency, significantly enhanced accuracy, reduced heat transfer, and a 30 percent reduction in weight over traditional brass-cased cartridges.

About True Velocity and its Proposed Business Combination with Breeze Holdings

True Velocity is an advanced technology and composite manufacturing company based in Garland, Texas. Founded in 2010, True Velocity has more than 250 patents pending or issued on its products, technology and manufacturing processes. Initially, the company is focused on revolutionizing the ammunition industry. True Velocity products are manufactured in the U.S. in a state-of-the-art, 66,000-square-foot facility. The company’s proprietary composite cartridge provides significant logistical advantages over traditional brass-cased ammunition and gives end users unmatched accuracy, repeatability, and reliability, all in a light-weight cartridge.

For more information, visit tvammo.com.

As previously announced on November 1, 2022, TV Ammo, Inc. (“True Velocity”) entered into a business combination agreement among Breeze Holdings Acquisition Corp. (“Breeze Holdings”) (NASDAQ: BREZ), a publicly traded special purpose acquisition company, True Velocity and a newly formed wholly owned subsidiary of Breeze Holdings. The transaction is expected to close in the first quarter of 2023, subject to the satisfaction of customary closing conditions, including certain governmental approvals and the approval of the shareholders of Breeze Holdings and the contribution of the True Velocity shares by the True Velocity shareholders.

About Bass Pro Shops

Bass Pro Shops is North America’s premier outdoor and conservation company. Founded in 1972 when avid young angler Johnny Morris began selling tackle out of his father’s liquor store in Springfield, Missouri, today the company provides customers with unmatched offerings spanning premier destination retail, outdoor equipment manufacturing, world-class resort destinations and more. In 2017 Bass Pro Shops acquired Cabela’s to create a “best-of-the-best” experience with superior products, dynamic locations and outstanding customer service. Bass Pro Shops also operates White River Marine Group, offering an unsurpassed collection of industry-leading boat brands, and Big Cedar Lodge, America’s Premier Wilderness Resort. Under the visionary conservation leadership of Johnny Morris, Bass Pro Shops is a national leader in protecting habitat and introducing families to the outdoors and has been named by Forbes as “one of America’s Best Employers.” For more information, visit basspro.com

About Breeze Holdings Acquisition Corp.

Breeze Holdings is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combinations with one or more businesses or entities.

Additional Information and Where to Find It

This press release relates to a proposed business combination transaction involving Breeze Holdings and True Velocity. In connection with the proposed transaction, Breeze Holdings intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Breeze Holdings and that also will constitute a prospectus of True Velocity, Inc. with respect to the shares of True Velocity, Inc. common stock to be issued in the proposed transaction (the “Proxy Statement/Prospectus”). This document is not a substitute for the Proxy Statement/Prospectus. The definitive Proxy Statement/Prospectus (if and when available) will be delivered to Breeze Holdings’ and True Velocity’s stockholders. Breeze Holdings may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BREEZE HOLDINGS AND TRUE VELOICTY AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BREEZE HOLDINGS, TRUE VELOCITY, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders of Breeze Holdings and True Velocity may obtain free copies of the Registration Statement and Proxy Statement/Prospectus (if and when available) and other documents that are filed or will be filed with the SEC by Breeze Holdings through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Breeze Holdings will be available free of charge at Breeze Holdings Acquisition Corp., 955 W. John Carpenter Fwy., Suite 100-929, Irving, TX 75039, attention: J. Douglas Ramsey.

Participants in the Solicitation

Breeze Holdings, True Velocity and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Breeze Holdings and True Velocity in respect of the proposed transaction. Information about Breeze Holdings’ directors and executive officers and their ownership of Breeze Holdings common stock is set forth in Breeze Holdings’ filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 11, 2022 (the “Annual Report”). To the extent that holdings of Breeze Holdings’ securities have changed since the amounts included in the Annual Report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, among other things, statements regarding the anticipated benefits and impact of the proposed transaction on the combined company’s business and future financial and operating results, the anticipated timing of closing of the proposed transaction, the anticipated growth of the industries and markets in which True Velocity competes, the success and customer acceptance of True Velocity’s product and service offerings and other aspects of True Velocity’s operations, plans, objectives, opportunities, expectations or operating results, the expected ownership structure of the combined company and the likelihood and ability of the parties to successfully consummate the proposed transaction. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “intend,” “estimated,” “target,” “project,” and similar phrases or words of similar meaning that denote future expectations or intent regarding the combined company’s financial results, operations and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Such forward-looking statements are based upon the current beliefs and expectations of management and are inherently subject to significant business, economic and competitive risks, uncertainties and other factors, both known and unknown, which are difficult to predict and generally beyond our control and that may cause actual results and the timing of future events to differ materially from the results and timing of future events anticipated by the forward-looking statements in this press release, including but not limited to: (i) the ability of the parties to complete the proposed transaction within the time frame anticipated or at all, which may adversely impact the price of Breeze Holdings’ securities; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that the proposed transaction may not be completed by Breeze Holdings’ business combination deadline and the potential failure to obtain further extensions of the business combination deadline if sought by Breeze Holdings; (iv) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the definitive merger agreement by the stockholders of Breeze Holdings or True Velocity, the satisfaction of the minimum cash amount following redemptions by the public stockholders of Breeze Holdings, the receipt of any required governmental or regulatory approvals or the failure to meet the Nasdaq listing standards in connection with the closing of the proposed transaction; (v) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive merger agreement; (vii) the impact of the COVID-19 pandemic or related governmental or regulatory orders ; (viii) the effect of the announcement or pendency of the proposed transaction on True Velocity’s business relationships, performance and business generally; (ix) risks that the proposed transaction disrupts current plans and operations of True Velocity and any potential difficulties in True Velocity employee retention as a result of the proposed transaction; (x) the outcome of any legal proceedings that may be instituted against True Velocity or Breeze Holdings related to the definitive merger agreement or the proposed transaction or any product liability or regulatory lawsuits or proceedings relating to True Velocity’s products or services; (xi) the ability to maintain the listing of Breeze Holdings’ (and after the closing of the proposed transaction, True Velocity, Inc.’s) securities on the Nasdaq Capital Market; (xii) potential volatility in the price of Breeze Holdings’ securities due to a variety of factors, including changes in the competitive and highly regulated industries in which True Velocity operates, variations in performance across competitors, changes in laws and regulations affecting True Velocity’s business, and changes in the combined company’s capital structure; (xiii) the ability to implement business plans, identify and realize additional opportunities and achieve forecasts and other expectations after the completion of the proposed transaction; (xiv) the risk of downturns and the possibility of rapid change in the highly competitive industries in which True Velocity operates or the markets that True Velocity targets; (xv) the inability of True Velocity and its current and future collaborators to successfully develop and commercialize True Velocity’s products and services in the expected time frame or at all; (xvi) the risk that the combined company may never achieve or sustain profitability or may need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (xvii) the costs of the proposed transaction. The forward-looking statements contained in this press release are also subject to additional risks, uncertainties and factors, including those described in Breeze Holdings’ most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and other documents filed or to be filed with the SEC by Breeze Holdings from time to time. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control . The forward-looking statements included in this press release are made only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof. Forecasts and estimates regarding True Velocity’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or to buy any securities or a solicitation of any proxy, consent, vote or approval with respect to any securities in respect of the proposed transaction and is not a substitute for the Proxy Statement/Prospectus or any other document that Breeze Holdings may file with the SEC or send to Breeze Holdings’ or True Velocity’s stockholders in connection with the proposed transaction. No offer, sale, issuance or transfer of securities shall be made in any jurisdiction in which such offer, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts:

True Velocity

Pat Hogan

(770) 500-0279

press@tvammo.com

Investor Relations

Cody Slach and Cody Cree

Gateway Group

BREZ@gatewayir.com

(949) 574-3860

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